# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: La Rosa Holdings Corp., CIK 0001879403
CUSIP: 50172T400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1420 CELEBRATION BLVD, STE 200, CELEBRATION, Florida (FL), 34747
Date of event which requires filing of this statement: 06/18/2026
Filed by CIK 0002140177
Persons authorized to receive notices and communications: Eric Benaim, 10-27 46th Avenue, 4th floor, Long Island City, New York (NY), 11101, 9174639583

## Reporting persons
- Benaim Eric (CIK 0002140177): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 81,175; shared voting power 0; sole dispositive power 81,175; shared dispositive power 0; aggregate amount beneficially owned 81,175 (5% of the class)
  Comment: Based on 1,616,081 shares outstanding as of June 4, 2026, as reported by the Issuer in its Annual Report on SEC Form 10-K filed with the United States Securities and Exchange Commission (the "Commission") on June 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: La Rosa Holdings Corp.
Address of issuer's principal executive offices: 1420 CELEBRATION BLVD, STE 200, CELEBRATION, Florida (FL), 34747

## Item 2. Identity and Background
Name of person filing: This Statement ("Statement") is being filed by Eric Benaim. Mr. Benaim is referred to as the Reporting Person. The Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of the Reporting Person is 10-27 46th Avenue, 4th Floor Long Island City, New York 11101.
Present principal occupation or employment: The Reporting Person is the founder and Chief Executive Officer of Modern Spaces LLC, a leading real estate brokerage headquartered in Long Island City, New York, with offices in New York, New Jersey, and Miami, Florida. The Reporting Person is also the Principal of Benaim X Partners, a private investment holding company, and co-founder of real estate technology ventures and other privately held companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were purchased using the Reporting Person's personal funds. The aggregate amount of funds used to acquire the Shares reported in this Schedule 13D was approximately $83,610.25 (excluding brokerage commissions). All purchases were effected through the Reporting Person's personal brokerage account.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares for investment purposes.

The Reporting Person is the founder and Chief Executive Officer of Modern Spaces LLC, a leading real estate brokerage with offices in New York, New Jersey, and Miami, Florida, with over $10 billion in cumulative transaction volume, and is the Principal of Benaim X Partners, a private investment holding company. The Reporting Person has extensive expertise in residential and commercial real estate brokerage, agent recruitment and retention, and real estate technology platforms.

The Reporting Person does not currently intend to seek to acquire control of the Issuer. The Reporting Person may, however, engage in discussions with the Issuer's management, Board of Directors, other shareholders and other interested parties regarding a broad range of strategic, operational, governance, capital allocation, financing, business combination and other matters relating to the Issuer and the enhancement of shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns 81,175 shares of Common Stock, representing approximately 5.023% of the Issuer's outstanding shares of Common Stock, based on 1,616,081 shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on June 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to all Shares reported herein. The Reporting Person has no shared voting power or shared dispositive power with respect to any Shares.
Transactions in the class effected during the past sixty days:
The following open market purchases were made by the Reporting Person through a personal brokerage account:

Date Shares Purchased Price Per Share
June 6, 2026 10 $1.00
June 8, 2026 10,000 $1.04
June 8, 2026 100 $1.03
June 9, 2026 14,050 $1.05
June 10, 2026 2,875 $1.05
June 11, 2026 2,100 $0.96
June 11, 2026 28 $0.9605
June 11, 2026 2 $0.99
June 11, 2026 5,000 $0.9939
June 11, 2026 835 $1.00
June 11, 2026 500 $0.99
June 11, 2026 500 $0.9801
June 11, 2026 1,000 $0.9801
June 11, 2026 1,500 $0.9801
June 11, 2026 1,500 $0.9801
June 12, 2026 825 $0.961
June 12, 2026 1,000 $0.9775
June 12, 2026 12,500 $0.9989
June 12, 2026 3,075 $0.982
June 17, 2026 1,331 $1.09
June 17, 2026 5,564 $1.08
June 17, 2026 100 $1.09
June 17, 2026 9,345 $1.06
June 17, 2026 100 $1.07
June 18, 2026 1 $1.06
June 18, 2026 30 $1.08
June 18, 2026 29 $1.07
June 18, 2026 500 $1.07
June 18, 2026 100 $1.07
June 18, 2026 10 $1.07
June 18, 2026 490 $1.12
June 18, 2026 100 $1.12
June 18, 2026 5,000 $1.09
June 18, 2026 4 $1.09
June 18, 2026 975 $1.13
June 18, 2026 96 $1.11
TOTAL 81,175 shares $83,610.25 total

All transactions were open market purchases. No transactions were effected through any broker-dealer acting as principal
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Benaim Eric: Eric Benaim, Founder/ CEO Modern Spaces LLC (06/23/2026)